Exhibit 17.3

From: Hans-Joachim Böhlk [mailto:info@dr-boehlk.de]
Sent: Wednesday, November 25, 2009 10:52 AM
To: 'Evan Stone'
Subject: AW: Wilhelmina 8K

Evan:
The statement in my eyes is insufficient and incorrect.
1. It is omitted to say that Mrs. Esch and Krassner requested to be appointed to the board and that they in the wake of their appointment requested a special board meeting.
2. The statement says that "the disinterested directors were not presented with ... the commitment ... to purchase..". The word "presented" fails to make clear that such presentation can only happen within the framework of the bylaws and that is a board meeting with an agenda item that provides for said presentation. Such a meeting, however, was never convened. Hence the question whether or not the agreement was in various filings from August 26, 2008, or thereafter is irrelevant.
3. The expiration of the commitment was August 13, not July 13.

My regards
Hans